Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Two:
Leaders Plus Series I/IR

Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account One:
Leaders Plus Series I/IR

July 10, 2023 update to the product notice dated May 1, 2023.
This contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the contract was sold. These marketing names include: Leaders Plus Series I/IR, Leaders Elite Plus Series I/IR, and Leaders Solution Plus Series I/IR.
ATTENTION: This update only impacts the following contract: Leaders Elite Plus Series I/IR

In Appendix A - Funds Available Under the Contract: the following fund fee is updated as follows:

Fund and Adviser/Subadviser	Current Expenses
PSF PGIM Jennison Focused Blend Portfolio - Class II Adviser: PGIM Investments LLC Subadviser: Jennison Associates LLC	1.16%*

This update should be retained for future reference.

HV-8013